

FUEL & IRON


Archives, Pueblo, CO

IMAGE CREDIT: STEELWORKS ARCHIVES PUEBLO, CO

HISTORY

MARKET RESEARCH/WHY NOW

Pueblo, Colorado has a rich history as the city that built the American West. Its steel mill, Colorado Fuel & Iron, was once the largest employer in Colorado, home to 15,000 workers at its peak. In 1910 the mill employed one tenth of the entire workforce in Colorado, and from 1901 to 1912 Colorado Fuel & Iron was listed on the Dow Jones Industrial Exchange. Workers from around the world came to Pueblo to work in the mill, and at one point over 40 languages were spoken by its workers. While the steel market crash of 1982 precipitated the decline of the steel mill and its subsequent sale, Pueblo's steel mill is still active and vibrant today, producing rail, seamless pipe, rod and coiled reinforcing bar.

The Fuel & Iron Food Hall honors the proud industrial past and present of Pueblo, while paying tribute to the immense economic diversification that has transpired since the steel mill's hegemonic days of the early 1900s. Specifically, Fuel & Iron reflects both Pueblo's rich agriculture and the diverse cultures that call Pueblo home. Fuel & Iron sits at the bridge between Pueblo's downtown and south side, and helps form a bridge between Pueblo's past and future economic vitality.



IMAGE CREDIT: GOOGLE STREET VIEW

SITE SELECTION

The Fuel & Iron Food Hall sits at the ground floor of the Holmes Hardware Block, the former site of the Holmes Hardware Company. The company was a partnership between George Holmes, a self-made businessman, and Alva Adams, a three-term governor of Colorado and the eponym of Adams County. After a fire destroyed the original wood-frame Holmes Hardware Block in 1915, the building was immediately reconstructed with its original façade but with a fireproof concrete structure. By 1918, the Holmes Hardware Block was the second largest hardware building in the country (after a building in Salt Lake City), and the stout construction of the building allowed it to survive the flood of 1921, which lead to the Arkansas River being rerouted to its current location (the Riverwalk follows the river's original course through Downtown Pueblo).

The building sits on the southern edge of downtown, directly across from Pueblo's Union Station and at the opposite end of Downtown from the Riverwalk, downtown Pueblo's biggest draw. By creating an incredible amenity at the other end of Union Ave. from the Riverwalk, Fuel & Iron will draw locals and tourists alike back and forth along Union Ave., generating increased traffic and opportunity for the businesses in between. As such, Fuel & Iron will be not only a success in and of itself, but a boon to downtown Pueblo and the city as a whole.





PROJECT OVERVIEW
AND RENDERINGS

The redevelopment of the Holmes Hardware Block will consist of the Fuel & Iron Food Hall on the first floor and 28 affordable housing units on the second and third floors. The larger project site will have roughly a half acre devoted to an urban farm, ample parking for both the food hall customers and apartment residents, and roughly a half acre dedicated to additional housing in Phase II of the project.

Fuel & Iron will serve as an incubator for the next generation of great Pueblo restaurants. The five restaurant spaces within the food hall will be occupied by independent local chefs and restauranteurs. During this time, the up and coming culinarians will receive business planning and financing guidance, in addition to help with site selection and lease negotiation for their own brick and mortar location within Pueblo.

After the restauranteurs are successful in opening up their own standalone brick and mortar location, their space in the food hall will be given to another restauranteur, and the cycle will be repeated, affording these entrepreneurial chefs opportunities they would not have otherwise had and at the same time invigorating the Pueblo restaurant scene as a whole!

The upper floors of the Holmes Hardware block, in conjunction with Phase II of the site redevelopment, will bring much needed housing into Downtown Pueblo, and will help activate Pueblo's downtown during a much greater portion of the week. The aim of the project is to be catalytic, encouraging more commercial and residential development downtown and further encouraging Pueblo's growth in a way that honors local residents and businesses to live, work, and play downtown.

AERIAL MAP

RIVERWALK

UNION AVE

B STREET

UNION DEPOT

ARKANSAS RIVER

IMAGE CREDIT: GOOGLE EARTH

PUEBLO

 

OVERVIEW MAP

EXISTING BUILDINGS
URBAN FARM
COMMUNITY GARDEN
PARKING
PHASE II MULTI-FAMILY HOUSING
67 PARKING SPACES
OWNER: PUEBLO UNION DEPOT INC.
OWNER: PUEBLO UNION DEPOT INC.
OWNER: MC KENNA, TOM R. JR. MC KENNA, SANDRA S.
OWNER: HENRIKSON, DUNCAN
OWNER: CITY OF PUEBLO
OWNER: A. T. & S.F. RAILROAD
OWNER: RAILROAD PROPERTY
UNION AVENUE HISTORIC BUSINESS ZONE DISTRICT
SOUTH UNION AVENUE
LIGHT POLE
GRAVEL TRAIL (20' WIDE)
SIGN "NO PARKING"

PUEBLO
FUEL & IRON
5

MISSION STATEMENT

Fuel & Iron seeks to forge a bridge between Pueblo's industrial past and a future which honors the city's diverse population and bountiful agriculture. By creating a platform for restaurant incubation, adding downtown housing, and developing a unique amenity, Fuel & Iron will catalyze the economic vitality of downtown Pueblo and the city as a whole.

THE TEAM



NATHAN & ZACH
PROJECT FOUNDERS

Zach Cytryn and Nathan Stern are commercial real estate brokers and developers focusing on food and beverage. They work with roughly 40 food and beverage groups through all restaurant verticals (full service, fast casual, bar, brewery/distillery, coffee, ice cream, etc.), helping them find and negotiate real estate to open and expand. Specifically, Zach and Nathan work with roughly 10 active tenants in food halls (including four of the seven restaurants in Avanti, the inspiration for Fuel & Iron), helping them expand into their first brick and mortar retail space. Zach and Nathan believe in the power of food halls as community hubs and restaurant incubators, and look forward to realizing their vision for a community focused food hall in Pueblo.





SUSAN POWERS URBAN VENTURES

For the past two decades, Urban Ventures and its Principal, Susan Powers, have been a leader in the redevelopment of urban properties into communities that make a positive contribution to the neighborhood fabric and create sustaining value. Urban Ventures recognizes the enormous opportunity that lies in the rejuvenation of historic sites. They see adaptive reuse as a practical, sustainable solution that creates a sense of place and identity through the preservation of rich, historic character. A few projects that exemplify this commitment to adaptive reuse are:

- STEAM on the Platte, the conversion of a 100-year-old rag-baling warehouse into creative office space for tech companies, social enterprises, and other innovative businesses. The first phase also features the renovation of a 6,000 square foot bow truss building into Raices Brewery, a Latino owned craft brewery focused on community, culture and cerveza.

- Aria Denver, the redevelopment of a former convent in Northwest Denver into a17.5-acre master planned community that includes infrastructure development to support a variety of green housing options (including townhomes, row homes, and apartments) as well as commercial components.

- Fire Clay Lofts, a four-acre mixed-use community of 14 separate structures including residential lofts, live/work units, and townhouses connected by open space, courtyards, and walkways, built on the site of the old Fire Clay Brick Company.

Prior to Urban Ventures, Susan served as the executive director of the Denver Urban Renewal Authority for 11 years, and previously worked in planning departments in municipalities across the Western United States.



GREG TOPEL
EVG HOSPITALITY

Greg Topel brings over 20 years of hospitality management experience to EVG Hospitality. When with the Walnut Restaurant group Greg was known for his outstanding management style. With this group he held the position of Director of Operations, where he oversaw three high-volume, full service restaurants; a wholesale bakery; and leading a staff of 30 high level managers and supervising over 400 employees at any given time. In 2017 Greg was one of the founding partners in EVG Hospitality where he further deepened his skills in financial management, legal compliance, HR, and operations. All the while, inspiring a passion for high-touch hospitality throughout the company, earning EVG a reputation for excellence throughout Colorado and beyond. Since its inception EVG has designed, operated, and consulted on food halls in cities across the nation including Denver, Spokane, Kansas City, Oklahoma City and Fredericksburg. EVG Hospitality applies the spirit of Excellence, Value, and Gratitude to each and every project.



DAN HORVAT
HORVAT ARCHITECTS

Dan Horvat is the principal and owner of Horvat Architects, a full service architectural firm specializing in institutional and commercial projects, providing design services, owners' representation and project management services on complex client-focused commissions. Dan regularly leads and manages project teams of 12–25 people. Throughout Dan's three decades as an architect, he has designed many complex mixed-use projects which include restaurants, medical-dental offices, network operation center facilities, high technology and telecommunication clean rooms, labs and offices, multi-family residential towers and luxury mountain resort condominiums. Dan has extensive experience with historic preservation and renovation, including the Magnolia Hotel in Dallas, TX, and the San Diego Union Building, the original home of the San Diego Union-Tribune, in San Diego, CA.



KEVIN NGUYEN
REGULAR ARCHITECTURE

Regular Architecture is a design practice based in Denver, Colorado. We have wide-ranging experience that allows us to effectively partner with driven clients who demonstrate an ongoing commitment to the success and quality of the spaces we create together. We are founded on the core principle that design, which meets client needs and is in harmony with its surrounding context, can enrich the environment and improve people's lives. Our practice is critically engaged in research into the project typologies we work on, and active in improving architecture through involvement in both the academic and professional communities.



KARYN SAVORY
SWEET & SAVORY DESIGNS

The story behind Sweet & Savory Designs began when my grandma, Dorothy Sweet, met and fell in love with my grandfather, Leonard Savory. Meant to be, the marriage of Sweet & Savory was officially rejoiced on June 10, 1947. Their love story then became mine.

I'm a design connoisseur with a food fetish. I help restaurants and food & beverage companies create top-shelf visual brands that directly impact both the vitality of the business and the bottom line. Using visionary thinking, a commitment to excellence, and a deep understanding of the industry, I create everything a delicious brand requires. My travels and love for food, paired with my creative passion for graphic design, brought Sweet & Savory Designs to life.



MONICA, ZACH & JEREMY
SB CLARK COMPANIES

S.B. Clark Companies is a national, woman-owned public finance consulting firm located in Denver, Colorado offering services for Low Income Housing Tax Credits, New Markets Tax Credits, Bond Finance and more.

The firm's clients include state and local governmental entities, public housing authorities, not-for-profit corporations such as affordable housing and human service providers, educational institutions, and healthcare providers as well as for-profit developers working in low income communities.

Stephen B. Clark founded the firm in 2001 after having worked as a public finance investment banker for over 25 years. The business started with financial advising for key local hospitals and municipalities and grew to include work with housing authorities and other public entities. Laura, Steve's daughter, joined the firm in 2003 and has grown to be recognized as an expert in tax credit financing. Monica, Laura's twin, joined the family business in 2012 to lead the firm's New Markets Tax Credits division. Over its 18-year history, S.B. Clark Companies has built a robust team of consultants, all striving to provide experienced, passionate and diligent work products for the firm's clients.



HOUSING AUTHORITY
OF THE CITY OF PUEBLO

The Housing Authority of the City of Pueblo (HACP) was created as a quasi-governmental agency in 1953 through the United States Federal Housing Act of 1937 for the purpose of providing public housing and rental assistance to low-income families and individuals. HACP receives subsidy assistance from the Federal government in order to provide housing to eligible low-income households.

The HACP engages in several affordable housing programs, such as housing for the elderly and disabled, family self-sufficiency programs, farm labor housing, Low Income Housing Tax Credit (LIHTC) properties, public housing, and Section 8 voucher programs. The HACP currently operates over 900 public housing units and controls over 1,500 housing choice vouchers, including operating housing units in renovated historic buildings. In 2019, the HACP achieved a long time dream with the first completion of the Uplands Townhomes, the first of four phases of the redevelopment of the antiquated Sangre de Cristo apartments (built in 1952).

FOOD
HALL

TENANT MAP



PATIO

FLEX EVENT SPACE

BAR

COFFEE & ICE CREAM SHOP

SOLAR ROAST COFFEE · PUEBLO, CO ·

FOOD 1

RESTAURANT #1

RESTAURANT #2

RESTAURANT #3

RESTAURANT #4

RESTAURANT #5

ELEV.

STAIR

DN

ICE











 





SHIPYARD
1 Monkey Fist IPA
2 Hazelnut Porter
3 Brewer's Choice
4 Estival
5 Shipyard Fuggles IPA
6 Red IPA

Order Here
Menu

FOOD HALL

FUEL & IRON





 






 





 

BRANDING





 

BRANDING











STRUCTURE

- Restaurant spaces sign licensing agreements for 1, 2, or 3 years. These intentionally short term leases allow us to continually evergreen our concepts and help our successful chef partners to move on to pursue the dreams of having their own independent restaurant. The exception is the coffee and ice cream shop, which has a long term lease.

- Restaurateurs pay a base and percentage rent as well as minimal shared expense fee to the facility operators (us). This covers their kitchen space, production equipment, storage & refrigeration, FF&E, ware washing, Front of House service staff, facility management, marketing and promotions.

- Spaces are delivered with all necessary infrastructure and a standard equipment package. This dramatically lowers the cost of entry which broadens the range of chef partners who can occupy the hall. This will allow us to attract and select the best local talent available based on how exciting and promising their concept is instead of just how well funded they are. This also allows us to minimize vacancy time (usually to less than 48 hours) when leases are up or when a concept is not performing as desired.

STRUCTURE CONTINUED

- Fuel & Iron (the facility operator) owns and operates the bar, manages the facility, the front of house service staff and all tenants, all while ensuring a consistent and amazing guest experience. Restaurants may not sell alcohol.

- Restaurateurs are responsible for ordering signage/menu boards, specialty equipment, product inventory and hiring kitchen staff. There pre-opening cost is projected at well under 20K to get open and operating. This is one of the primary advantages to this structure.

- Interested restaurateurs will receive extensive and ongoing operational and business planning assistance during their time in food hall to prepare for opening a brick and mortar.

- Fuel & Iron's partners help restaurateurs find and negotiate over brick and mortar spaces, and potentially invest in the brick and mortar spaces.

FOOD HALL

FUEL & IRON

ADVANTAGES

- Restaurateurs can open a space for minimal up-front capital. Expected outlay is less than 20K per tenant all-in. As compared to a similar fast casual concept that would require closer to 500K to become successfully operational.

- Restaurateurs don't sign personal guarantees and can terminate their licensing agreement. The importance of this can not be overstated since many of the most talented chefs can't afford or qualify for the customary personal guarantees affiliated with traditional leases.

- Restaurateurs can generate capital and a customer base to help them open and be successful in a brick and mortar restaurant. Fuel & Iron can also contribute business planning, real estate, and capital expertise to help restaurateurs expand successfully.

- This model allows for greater margins for both the owners of the hall and its tenants, often 2–3 times the industry standard. This is achieved for ownership by controlling the higher margin bar revenue and collecting rent from the tenants. The tenants have much smaller menus allowing them to streamline production, minimize waste & spoilage and only offer their best creations. The tenants also benefit from the customary expenses that ownership is able to absorb in this structure such as: utilities, service staff, facility management, marketing & promotions. Both owner and tenant benefit from the larger revenue footprint and lower labor cost inherent to this model.

COVID-19 RESILIENCE

- As of November, 2020, 94 percent of America's 250 food halls remain open for business with 165 more in the development phase.

- The indoor occupancy of Fuel & Iron is 425 people, meaning that even at reduced capacity, the food hall can accommodate a large number of people that should provide.

- A composite average of 4 comparable food halls conduced by EVG Hospitality showed sales at 62% compared to 2019 levels. Even at this reduced revenue, a stress test of the Fuel & Iron financial model showed that the food hall remains viable.

- Fuel & Iron sits on a 2.5 acre site, with ample room to be converted to additional dining space as needed. Specifically, the site contains an acre of urban farm, event and performance space, specifically optimized for outdoor dining and events.

- The leadership team of Fuel & Iron has over 30 years of restaurant operations leadership experience, and is working to create a seamless pickup and delivery experience for customers.

- From Plate: "Even as the pandemic exposed flaws in the traditional restaurant model, food halls—built on percentage rents, lower start-up costs, quick-serve concepts, and shared risk—have proved durable in the midst of restaurant industry calamity" (Plate - Will Food Halls be the Future of Independent Restaurants).

FOOD HALL

FUEL & IRON

AFFORDABLE HOUSING

DESIGN

One Bedroom
555 SF

One Bedroom
555 SF

One Bedroom
598 SF

One Bedroom
605 SF

One Bedroom
584 SF

Studio
340 SF

Bedroom

Bedroom

Kitchen
REF
DW

Living

Living

Kitchen
DW

Kitchen
REF

Living

Living

Kitchen
REF

Kitchen

Living

Living

Two Bedroom
732 SF

Living

W/D

Bedroom

Bedroom

W/D

Bedroom

Bedroom

W/D

Bedroom

Bath

STAIR #1

Kitchen
REF   DW

Entry

Entry

Entry

Entry

Entry

Entry

ELEV

DN   UP

Kitchen
REF   DW

Bedroom

Bedroom

Entry

Entry

Entry

Entry

Two Bedroom
734 SF

Living

W/D

W/D

W/D

W/D

DW   REF

Kitchen

Entry

Bedroom

Bedroom

Bedroom

Bedroom

Two Bedroom
734 SF

Kitchen
REF   DW

Bedroom

Bedroom

REF   DW

Kitchen

REF   DW

Kitchen

DW

Kitchen

REF

Kitchen

REF

Living

Living

Living

Living

Living

Bedroom

Bedroom

Entry

One Bedroom
592 SF

UP

STAIR
#2   DN

One Bedroom
592 SF

One Bedroom
592 SF

One Bedroom
580 SF

Two Bedroom
728 SF

Holmes Hardware Block
Apartment Test Fit
May 29, 2020

Second Floor Plan

0   4'   8'   16'   24'

HOUSING

FUEL & IRON



DESIGN

One Bedroom
555 SF

One Bedroom
555 SF

One Bedroom
598 SF

One Bedroom
605 SF

One Bedroom
584 SF

Studio
340 SF

Bedroom

Bedroom

Kitchen

REF

Living

Living

Kitchen

Kitchen

Living

Living

Kitchen

Kitchen

Living

Living

Two Bedroom
732 SF

W/D

W/D

W/D

W/D

W/D

REF

DW

DW

REF

Living

Bedroom

Bedroom

Bedroom

Bedroom

Bedroom

Bath

STAIR #1

Kitchen

DW

DW

Entry

Entry

Entry

Entry

Entry

Entry

Entry

REF

Two Bedroom
'34 SF

Kitchen

REF

DW

Kitchen

Bedroom

Bedroom

ELEV

DN

Entry

Entry

Entry

Entry

Entry

Living

W/D

W/D

W/D

W/D

DW

REF

Kitchen

Entry

Bedroom

Bedroom

Bedroom

Bedroom

Bedroom

Living

Two Bedroom
'34 SF

Kitchen

REF

DW

Bedroom

Bedroom

REF

Kitchen

DW

REF

Kitchen

DW

DW

Kitchen

REF

DW

Kitchen

REF

Living

Entry

Living

Living

Living

Living

Living

Bedroom

Bedroom

One Bedroom
592 SF

STAIR
#2

DN

One Bedroom
592 SF

One Bedroom
592 SF

One Bedroom
580 SF

Two Bedroom
728 SF

Holmes Hardware Block
Apartment Test Fit
May 29, 2020

Third Floor Plan

0   4'   8'   16'   24'

HOUSING

FUEL & IRON



MODEL

The upper floors of the Holmes Hardware Block redevelopment will include 28 units of income restricted housing, geared towards renters with incomes between 30% and 60% of Area Median Income. The project will consist of two studios, 18 1-bedroom units, and 8 2-bedroom units.

The eastern portion of the site, which includes 23,396 square feet of land, will be designated for future affordable housing development, with a collaboration possible with indieDwell, a builder of modular affordable housing who is building a factory in downtown Pueblo.





HOUSING



FUEL & IRON

ADVANTAGES

Downtowns are fully successful only when they are fully activated. The presence of residents downtown will create greater economic opportunities for local businesses, from the Fuel & Iron Food Hall to the many other great businesses along Union Avenue and throughout Downtown Pueblo.

While 28 units will not in and of itself greatly increase market demand, the project will be catalytic for Downtown Pueblo, leading to additional housing development that will continue to buoy local businesses.

IMAGE CREDIT: FRONTIER PATHWAYS

HOUSING

FUEL & IRON



FINANCIAL OVERVIEW

TAX CREDITS
AND BUSINESS INCENTIVES

- State of Colorado Historic Preservation Tax Credits

- Federal Historic Preservation Tax Credits

- Tax Increment Finance – Property and Sales Tax

- Urban Renewal Authority Reinvestment

- C-PACE Financing

- HOME Funds



CONSTRUCTION
(SOURCES & USES)

Fuel & Iron Sources and Uses	
Sources	
Impact Development Fund Loan	2,000,000
Colorado Housing Investment Funds Loan (CDOH)	3,000,000
C-PACE Loan	4,000,000
HOME Funds	1,060,000
State Historic Tax Credit Equity	1,840,000
Historic Tax Credit Equity (Federal)	1,452,556
Contributed Developer Fee	1,028,900
Owner's Equity	400,000
Total Sources:	14,781,456
Uses	
Land	2,700,000
Development Costs	7,403,200
Soft Costs	953,677
Capitalized Interest and Reserves	883,044
Developer Fee	1,028,900
Ongoing Expenses	504,535
Furniture, Fixtures and Equipment	848,100
Legal Costs and Origination Fees	460,000
Total Uses:	14,781,456



FOOD HALL & HOUSING
OPERATING

	2022		2023		2024		2025		2026	
Income:										
Food Hall Direct Sales	$784,311	59.4%	$1,631,367	66.34%	$1,696,622	66.5%	$1,764,487	66.7%	$1,799,776	66.6%
Rents Received - Food Hall	$180,000	13.6%	$367,200	14.93%	$381,888	15.0%	$397,164	15.0%	$405,107	15.0%
Rents Received - Apartments	$271,680	20.6%	$277,114	11.27%	$282,656	11.1%	$288,309	10.9%	$294,075	10.9%
Other Income - Apartments	$2,717	0.2%	$2,771	0.11%	$2,827	0.1%	$2,883	0.1%	$2,941	0.1%
Property Tax TIF	$26,667	2.0%	$64,000	2.60%	$65,280	2.6%	$66,586	2.5%	$67,917	2.5%
Sales Tax TIF	$56,000	4.2%	$116,480	4.74%	$121,139	4.7%	$125,985	4.8%	$131,024	4.9%
TOTAL INCOME	**$1,321,375**	**100.0%**	**$2,458,932**	**100.0%**	**$2,550,411**	**100.0%**	**$2,645,413**	**100.0%**	**$2,700,840**	**100.0%**
Food Hall Expenses:										
Vacancy Allowance	$9,000	1.3%	$18,360	1.26%	$19,094	1.3%	$19,858	1.3%	$20,255	1.3%
Cost of Sales	$188,235	26.9%	$391,528	26.96%	$407,189	27.0%	$423,477	27.1%	$431,946	26.8%
Salaries & Wages	$234,167	33.4%	$487,067	33.54%	$506,550	33.6%	$526,812	33.7%	$547,884	34.0%
Employee Benefits	$59,199	8.5%	$123,134	8.48%	$128,059	8.5%	$133,182	8.5%	$138,509	8.6%
Direct Operating Expenses	$79,951	11.4%	$164,699	11.34%	$169,640	11.3%	$174,729	11.2%	$179,971	11.2%
Music & Entertainment	$4,500	0.6%	$9,270	0.64%	$9,548	0.6%	$9,835	0.6%	$10,130	0.6%
Marketing	$12,000	1.7%	$24,720	1.70%	$25,462	1.7%	$26,225	1.7%	$27,012	1.7%
Utilities	$18,000	2.6%	$37,080	2.55%	$38,192	2.5%	$39,338	2.5%	$40,518	2.5%
General & Administrative Expenses	$40,648	5.8%	$83,734	5.77%	$86,246	5.7%	$88,833	5.7%	$91,498	5.7%
Repairs & Maintenance	$7,500	1.1%	$15,450	1.06%	$15,914	1.1%	$16,391	1.0%	$16,883	1.0%
Property Expenses (NNN)	$47,088	6.7%	$97,000	6.68%	$99,910	6.6%	$102,908	6.6%	$105,995	6.6%

FOOD HALL & HOUSING
OPERATING CONTINUED

TOTAL FOOD HALL EXPENSES	**$700,287**	**100.0%**	**$1,452,042**	**100.0%**	**$1,505,804**	**100.0%**	**$1,561,588**	**100.0%**	**$1,610,602**	**100.0%**
Apartment Expenses:										
Vacancy Allowance	$19,018	11.1%	$19,398	11.0%	$19,786	10.9%	$20,182	10.9%	$20,585	10.8%
Expenses	$101,282	59.0%	$104,320	59.2%	$107,450	59.4%	$110,673	59.7%	$113,994	59.9%
Replacement Reserve	$8,400	4.9%	$8,568	4.9%	$8,739	4.8%	$8,914	4.8%	$9,092	4.8%
Utility Allowance	$43,067	25.1%	$43,928	24.9%	$44,807	24.8%	$45,703	24.6%	$46,617	24.5%
TOTAL APARTMENT EXPENSES	**$171,766**	**100.0%**	**$176,215**	**100.0%**	**$180,782**	**100.0%**	**$185,472**	**100.0%**	**$190,288**	**100.0%**
NET OPERATING INCOME	**$449,322**		**$830,675**		**$863,825**		**$898,353**		**$899,950**	
Debt Service:										
Colorado Housing Investment Fund	$110,226	34.3%	$110,226	20.7%	$110,226	20.7%	$110,226	20.7%	$110,226	20.7%
C-PACE	$147,381	45.9%	$294,762	55.4%	$294,762	55.4%	$294,762	55.4%	$294,762	55.4%
Impact Development Fund	$63,340	19.7%	$126,681	23.8%	$126,681	23.8%	$126,681	23.8%	$126,681	23.8%
TOTAL DEBT SERVICE	**$320,948**	**100%**	**$531,669**	**100%**	**$531,669**	**100%**	**$531,669**	**100%**	**$531,669**	**100%**
NET INCOME	**$128,374**	**9.7%**	**$299,006**	**12.2%**	**$332,156**	**13.0%**	**$366,684**	**13.9%**	**$368,281**	**13.6%**
DEBT SERVICE COVERAGE RATIO	**1.40**		**1.56**		**1.62**		**1.69**		**1.69**	

SCHEDULE & MILESTONES

MILESTONES



MAY 2020
Creation of Schematic Designs, Financial Models, Logo & Branding

JUNE 2020
Initial Presentations of Property, Friends and Family Round

JULY 2020
Beginning of Design Development

AUGUST 2020
Beginning of Construction Document Creation, Submission of Part II Historic Preservation Tax Credit Application

NOVEMBER 2020
Anticipated Approval of Part II Historic Preservation Tax Credit Application, Submission of Plans to City of Pueblo

MILESTONES



APRIL 2021
Commencement of Construction

DECEMBER 2021
APARTMENTS OPEN

FEBRUARY 2022
Commencement of Construction on Urban Farm

MAY 2022
URBAN FARM OPENS

JULY 2022
FOOD HALL OPENS

SCHEDULE

FUEL & IRON   36

LOCAL CONTRIBUTING PARTNERS

















indie DWELL

Pueblo Community College

GRADYS
Creating Connections

PUEBLO FOOD PROJECT

CSU PUEBLO

NORTHSTAR ENGINEERING AND SURVEYING INC.
Serving Pueblo & So. Colorado Since 1939
719-544-6823

ARC CONSTRUCTION INC VALLEY

All Pueblo GROWS
Seed Lending Library
BORROW → GROW → RETURN

FUEL & IRON
37

OTHER CONTRIBUTING PARTNERS



















MINIELLO CONSULTING

pcd ENGINEERING

INTEGRO STRATEGIC FINANCE

NOVOGRADAC & COMPANY LLP®
CERTIFIED PUBLIC ACCOUNTANTS

E-21 Construction, LLC

K.R.E.A.M

Ramirez, Johnson, & Associates

THK associates, inc.

COMMUNITY IMPACT



JOB CREATION

In addition to energizing the restaurant community and activating surrounding businesses, food halls have proven to be great employers for the local community. The concept, by design, creates a diverse and dynamic employment pool. Ranging from highly skilled artisans and managers to entry level positions with enormous growth potential for the right individuals. Current projections have Fuel & Iron Food Hall creating some 57 FTE jobs, of which 29 will be entry level positions made available to low income community residents. These jobs break down to approximately 22 FTE jobs for Fuel & Iron, of which roughly 75% will be full time (30+ hours per week). Not including the individual kitchen managers, the hall itself will employ at least six full time salaried positions with benefits (health/dental/vision) and salaries ranging from $40,000–$80,000 per year. After the first year, FTE eligible hourly employees will be offered health/dental/vision benefits as well. The five restaurants and coffee and ice cream shop inside the food hall are anticipated to create an additional 35 FTE new jobs. All 57 FTE positions will be paid well over the current living wage in Pueblo County of $11.81 per hour. Additionally, it is expected that this project will employ approximately 32 construction workers as well as a general host of ancillary employment through distributors, suppliers, artists, and farmers.



IMAGE CREDIT: STEVE MARTIN

DOWNTOWN PUEBLO

The Holmes Hardware Block Redevelopment will be a catalyst for the continued growth and Development of Downtown Pueblo. The Fuel & Iron food hall will be a can't miss amenity for locals, tourists, and locals with out of town visitors. Its location strategically bookends Union Ave., with downtown's other main tourist attraction, the Pueblo Riverwalk, forming the other end of Union Avenue. As locals and tourists alike move between the food hall and the Riverwalk, the increased traffic along Union Ave. will create greater opportunities for the intervening businesses. By adding another amenity downtown, locals will be encouraged to make more trips downtown, and tourists will have enough amenities to remain in Pueblo for longer durations, which will further create economic opportunities for the rest of Downtown Pueblo. The 28 units of affordable housing, augmented by additional housing to the east of the site in a later Phase II of development, will catalyze additional housing in Downtown Pueblo, activating the area for a greater amount of time during the week and further increasing the economic vitality of the area.

 



RESTAURANT SCENE

The Fuel & Iron Food Hall will serve as an incubator, creating opportunities for local restauranteurs to test new concepts and eventually move them into permanent brick and mortar spaces within Pueblo. Broad Street Realty currently represents roughly 10 tenants within food halls looking to move their businesses into brick and mortar spaces (including 4 of 7 tenants within Avanti in Denver), so they have expertise in advising restauranteurs to make the transition from food hall to brick and mortar. These successful transitions will increase Pueblo's well-deserved reputation as a food city, and will create additional job opportunities in the food and beverage sector for Pueblo residents. The more executive chefs, bar mangers and general managers exist in a city, the deeper the talent pool is for the next generation of restauranteurs, so the incubation forged in Fuel & Iron will have a snowball effect on continually increasing the restaurant talent, reputation, and vitality in Pueblo.



JOB TRAINING
PUEBLO COMMUNITY COLLEGE & CSU PUEBLO

The educational institutions within Pueblo are a vital link to the city's future economic vibrancy, and Fuel & Iron will stand at the nexus of Pueblo's present and future. In collaboration with the Culinary Arts program at Pueblo Community College and the Business Management program at CSU Pueblo, Fuel & Iron will create an internship program embedded within the operation of the five restaurants, coffee and ice cream shop and bar within the food hall. Fuel & Iron will also create a pathway for current students to become future restauranteurs, working with program administrators to identify promising students seeking to open their own restaurants, and staying in touch with those students as their careers develop to the point where they are ready to forge their own path as a restauranteur within the food hall.



PARTNERSHIP
PUEBLO FOOD PROJECT

Fuel & Iron aims to work with the Pueblo Food Project, a convener of food systems within Pueblo that seeks to improve the economic prospects of food producers throughout Pueblo County, from farmers and ranchers to restaurants and bars, to everything in between. Fuel & Iron will also work with the Pueblo Food Project to ensure that food which otherwise would be wasted is instead diverted to Pueblo residents who suffer from food insecurity. Fuel & Iron will also create a volunteering program so that the resident chefs and employees will give back their time preparing and distributing meals to those in need throughout Pueblo.



URBAN FARM
FOOD BOX & FARMER'S MARKET

In collaboration with Pueblo Urban Farmers and the Pueblo Food Project, the project team will work to develop the area between the Holmes Hardware Block and the Arkansas River into a working urban farm. The farm will both provide ingredients for the restaurants within the food hall and will provide (through a food box program) weekly fresh produce for Pueblo residents experiencing food insecurity. The project team will also organize a weekly, seasonal farmer's market along B-Street, which will provide additional opportunities for local food producers to sell their goods. The urban farm at the Holmes Hardware Block will also have a farm stand at the farmer's market to sell produce grown on site. Finally, the metal building immediately to the south of the main building will be converted into an event space, allowing those planning a celebration to incorporate the food and bar program from Fuel & Iron and the ambiance of the farm, railroad tracks and river into their special event.

CONTACT

NATHAN STERN
nstern@broadstreetrealty.com
(720) 480-4592

ZACH CYTRYN
zcytryn@broadstreetrealty.com

GREG TOPEL
gregt@evghospitality.com

DAN HORVAT
dan@horvatarch.com